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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            BROADBASE SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   11130R 10 0
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                                 (CUSIP Number)

                               SEPTEMBER 21, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

--------------------                                           -----------------
CUSIP NO. 1130R 10 0                                           PAGE 2 OF 4 PAGES
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  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Mark Kremer
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]
                                                                       (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    1,152,500(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     70,000(2)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,152,500(1)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               70,000(2)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,239,166(3)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                            [X]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------

(1) Includes 70,000 shares held by the Mark Kremer 1999 Annuity Trust, of which Mr. Kremer is trustee.

(2) Represents 70,000 shares held by the Anat Kremer 1999 Annuity Trust, of which Mr. Kremer and his wife are trustees.

(3) Includes an option exercisable as to 16,666 shares within 60 days of December 31, 1999. Excludes 60,000 shares held by the Kremer 1999 Children's Trust, of which J.P. Morgan Trust Company of Delaware is the trustee. Mr. Kremer disclaims beneficial ownership of these 60,000 shares.

                                  SCHEDULE 13G

--------------------                                           -----------------
CUSIP NO. 1130R 10 0                                           PAGE 3 OF 4 PAGES
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ITEM 1.

               (a)  Name of Issuer:

                    Broadbase Software, Inc.

               (b)  Address of Issuer's Principal Executive Offices:

                    172 Constitution Drive, Menlo Park, CA 94025

ITEM 2.

               (a)  Name of Person Filing:

                    Mark Kremer

               (b)  Address of Principal Business Office:

                    172 Constitution Drive, Menlo Park, CA 94025

               (c)  Citizenship:

                     U.S.A.

               (d)  Title of Class of Securities:

                    Common Stock

               (e)  CUSIP Number:

                    11130R-10-0

ITEM 3.        Not applicable.

ITEM 4.        OWNERSHIP.

               (a)  Amount Beneficially Owned:                        1,239,166*

               (b)  Percent of Class:                                       5.9%

                    * Includes 70,000 shares held of record by the Mark Kremer 1999 Annuity Trust, of which Mr. Kremer is trustee, 70,000 shares held by the Anat Kremer 1999 Annuity Trust, of which Mr. Kremer and his wife are trustees, and an option which will be exercisable as to 16,666 shares within 60 days of December 31, 1999.

                    Excludes 60,000 shares held by J.P. Morgan Trust Company of Delaware, trustee of the Kremer 1999 Children's Trust, the beneficiaries of which are Mr. Kremer's children. Mr. Kremer disclaims beneficial ownership of these shares.

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or direct the vote:                    1,152,500
                    (ii)  shared power to vote or direct the vote:                     70,000
                    (iii) sole power to dispose or to direct the disposition of:    1,152,500
                    (iv)  shared power to dispose or to direct the disposition of:     70,000


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

                                  SCHEDULE 13G

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CUSIP NO. 1130R 10 0                                           PAGE 4 OF 4 PAGES
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ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000               By: /s/ MARK KREMER
                                           -------------------------------------
                                           Mark Kremer,
                                           Chairman of the Board of Directors